UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Hawthorn Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

420476103
(CUSIP Number)

Jonathan Holtaway c/o Ategra Capital Management, LLC 8229 Boone Blvd., Suite 305 Vienna, Virginia 22182 Telephone Number: 703 564 9131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Community Financial Institution Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

352,283

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

352,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,283

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

352,283

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

352,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,283

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

352,283

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

352,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,283

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Holtaway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

673

8.	SHARED VOTING POWER

352,283

9.	SOLE DISPOSITIVE POWER

673

10.	SHARED DISPOSITIVE POWER

352,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,956

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	420476103

Item 1.	Security and Issuer.

The name of the issuer is Hawthorn Bancshares, Inc., a Missouri, U.S.A. corporation (the "Issuer").  The address of the Issuer's principal executive offices is 132 East High Street, Box 688, Jefferson City, Missouri 65102.  This Schedule 13D relates to the Issuer's shares of common stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Ategra Community Financial Institution Fund, L.P., a Delaware limited partnership ("Ategra Community Financial"), Ategra GP, LLC, a Delaware limited liability company ("Ategra GP"), Ategra Capital Management, LLC, a Delaware limited liability company ("Ategra Capital Management") and Jonathan Holtaway, a United States citizen ("Mr. Holtaway" and collectively with Ategra Community Financial, Ategra GP and Ategra Capital Management, the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is 8229 Boone Blvd., Suite 305, Vienna, Virginia 22182.

(c)
Ategra GP serves as the general partner of Ategra Community Financial, a private investment fund.  Ategra Capital Management serves as the investment manager of Ategra Community Financial.  Mr. Holtaway serves as the managing member of both Ategra GP and Ategra Capital Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 352,283 Shares directly owned by Ategra Community Financial came from the working capital of Ategra Community Financial.  The net investment costs (including commissions, if any) of the Shares directly owned by Ategra Community Financial is approximately $3,767,609.79.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 352,283 Shares indirectly beneficially owned by Ategra GP came from the working capital of Ategra Community Financial.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Ategra GP is approximately $3,767,609.79.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 352,283 Shares indirectly beneficially owned by Ategra Capital Management came from the working capital of Ategra Community Financial.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Ategra Capital Management is approximately $3,767,609.79.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 673 Shares indirectly beneficially owned by Mr. Holtaway came from the IRA of a family member of Mr. Holtaway, for which Mr. Holtaway has investment discretion.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Holtaway through his family member's IRA is approximately $8,266.  No borrowed funds were used to purchase the Shares.  The funds for the purchase of the 352,283 Shares indirectly beneficially owned by Mr. Holtaway came from the working capital of Ategra Community Financial.  The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Holtaway is approximately $3,767,609.79.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons have had dialogue and written correspondence with the Issuer's management and board of directors with such discussion having included corporate governance, board composition, share capitalization and corporate transactions.  The Reporting Persons expect to have future discussion with the Issuer's management and board of directors covering a broad range of subjects relative to performance, shareholder value and governance of the Issuer.

The Reporting Persons have submitted to the Issuer a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 for presentation to the Issuer's shareholders at the Issuer's next annual shareholders' meeting anticipated to be held in June 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Proposal"), attached hereto as Exhibit B.  The Proposal requests that the Issuer employ a Chairman of the board of directors of the Issuer that is separate from the CEO to ensure greater oversight and accountability.

The summary of the Proposal in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit B.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Ategra Community Financial may be deemed to be the beneficial owner of 352,283 Shares, constituting 6.3% of the Shares, based upon 5,624,310 Shares outstanding as of the date hereof.[1]  Ategra Community Financial has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 352,283 Shares.  Ategra Community Financial has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 352,283 Shares.

As of the date hereof, Ategra GP may be deemed to be the beneficial owner of 352,283 Shares, constituting 6.3% of the Shares, based upon 5,624,310 Shares outstanding as of the date hereof.  Ategra GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 352,283 Shares.  Ategra GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 352,283 Shares.

As of the date hereof, Ategra Capital Management may be deemed to be the beneficial owner of 352,283 Shares, constituting 6.3% of the Shares, based upon 5,624,310 Shares outstanding as of the date hereof.  Ategra Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 352,283 Shares.  Ategra Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 352,283 Shares.

As of the date hereof, Mr. Holtaway may be deemed to be the beneficial owner of 352,956 Shares, constituting 6.3% of the Shares, based upon 5,624,310 Shares outstanding as of the date hereof.  Mr. Holtaway has the sole power to vote or direct the vote of 673 Shares and the shared power to vote or direct the vote of 352,283 Shares.  Mr. Holtaway has the sole power to dispose or direct the disposition of 673 Shares and the shared power to dispose or direct the disposition of 352,283 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit C.

	(e)	N/A

1 *This outstanding Shares figure is based on the Shares of the Issuer outstanding as of November 9, 2016 in accordance with the disclosure contained in the Issuer's Form 10-Q dated November 14, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Proposal Exhibit C: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2017
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated January 13, 2017, relating to the  Common Stock, par value $1.00 per share, of Hawthorn Bancshares, Inc. shall be filed on behalf of the undersigned.

January 13, 2017
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

Exhibit B

8229 Boone Blvd., Suite 305, Vienna, Virginia 22182

Phone (703)564‐9131

December 22, 2016

Hawthorn Bancshares, Inc.
132 East High Street
Jefferson City, MO 65102
Secretary

To the Secretary of the Corporation:
The Ategra Community Financial Institution Fund, LP will make the following Shareholder Proposal at the 2017 Hawthorn Bancshares, Inc. Shareholder Meeting and presents it now for inclusion in the 2017 Shareholder Meeting Proxy materials.
Proposed:
"Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time.  Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.
It is the responsibility of the Board of Directors to protect shareholders' long‐term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.
According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), 'The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board.'"

The Ategra Community Financial Institution Fund, LP certifies that it owns 352,283 shares of voting common stock of Hawthorn Bancshares, Inc. and has held at least 1% of the voting common equity shares of Hawthorn Bancshares, Inc. for a period greater than one year before the date of this letter. The Ategra Community Financial Institution Fund, LP certifies that it will retain at least 1% of the voting equity shares of Hawthorn Bancshares, Inc. until after the 2017 shareholder meeting.

Respectfully yours,

/s/ Jonathan Holtaway
Jonathan Holtaway
Managing Member of Ategra GP, LLC, the General Partner for: Ategra Community Financial Institution Fund, LP

Exhibit C

Schedule of Transactions in the Shares by the Reporting Persons2

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
12/13/2016	Common Stock, par value $1.00 per share	Purchase	1,957	16.00
11/29/2016	Common Stock, par value $1.00 per share	Purchase	1,000	15.75
11/22/2016	Common Stock, par value $1.00 per share	Purchase	5,626	15.25
10/31/2016	Common Stock, par value $1.00 per share	Purchase	1,613	14.36

SK 03926 0002 7390235

2 All transactions in the Shares by the Reporting Persons were open market transactions.